Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

September 5, 2012

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
Target Income Series

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via telephone calls on July 5, 2012 and July 25, 2012 regarding the fund of funds structure of the Target Income Series, a portfolio of the Manning & Napier Fund, Inc. (the “Series”).

The Fund confirms that it currently delivers the annual and semi-annual reports of the underlying fund of the Series (currently, one of the Pro-Blend Series of the Fund) in conjunction with the delivery of the annual and semi-annual reports of the Series. In this regard, the Fund looks to applicable SEC guidance and interpretations, such as that provided in the SEC Division of Investment Management “Dear CFO” letter dated November 7, 1997, when determining whether the delivery of such underlying fund’s reports is required.

Additionally, with respect to proxies of an underlying fund of the Series, Manning & Napier Advisors, LLC, the investment advisor to the Fund (the “Advisor”), will vote such proxies on behalf of the Series in the same proportion as the vote of all other shareholders of the underlying fund (i.e., “echo vote”), unless otherwise required by law. Disclosure regarding this “echo voting” policy will be added to the Fund’s Statement of Additional Information at the next annual update. This “echo voting” policy will also be added to the Advisor’s proxy voting policy at the next update of such policy.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg Corporate Secretary

cc:	Chad Eskildsen, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC